SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of December 2004 and January 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

- Press Release dated December 13, 2004
- Press Release dated December 16, 2004
- Press Release dated December 21, 2004
- Press Release dated January 28, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: January 31, 2005

PRESS RELEASE

In accordance with the Italian Stock Exchange Regulations, Eni announces that the rating agency Fitch has confirmed Eni’s "AA-" (Senior Unsecured) and "F1+" (Short Term) ratings, with stable outlook.

The updating was an initiative of the agency and was not requested by Eni.

San Donato Milanese (Milan), December 13, 2004

PRESS RELEASE

Eni announces that today the deeds for the merger by incorporation of Italgas Più and of EniData into Eni have been signed. The mergers will become effective from January 1, 2005.

With this deeds, the commercial activities of Italgas Più and the Information Technology activities of the Group become part of Eni. The company Italgas maintains its registered office in Turin and will continue to manage the municipal distribution network activities.

In particular, as a result of the merger of Italgas Più, Eni will directly serve approximately 5 million clients (families, industries, services sector), optimizing the value of its commercial arrangement through its structures, located in Turin as well.

San Donato Milanese (Milan), December 16, 2004

PRESS RELEASE

Review and delivery of financial results. Schedule of Eni’s Board of Directors meetings for year 2005

Eni announces the dates of delivery to markets of its financial results that will be reviewed by the Board of Directors during 2005:

February 28: Eni’s preliminary financial statements at December 31, 2004 and dividend proposal;

March 30: Eni’s consolidated financial statements and Eni SpA’s financial statements at December 31, 2004;

May 11: first quarter results at March 31, 2005;

July 29: second quarter results at June 30, 2005;

September 21: first half results at June 30, 2005;

November 9: third quarter results at September 30, 2005;

May 26 and 27, 2005, respectively the first and second call of the Shareholders’ Annual General Meeting of the Shareholders for the approval of the financial statements at December 31, 2004 and the distribution of profits.

The Strategy Presentation regarding Eni 2005-2008 Plan will take place on March 1, 2005.

San Donato Milanese (Milan), December 21, 2004

PRESS RELEASE

Eni and the Portuguese State signed today an agreement pursuant to which it was extended the deadline by which Eni can exercise its call option to buy further shares of Galp, in order to allow the parties to find new solutions for the reorganization of the Portuguese energy sector following the European Commission’s refusal in December 2004 to authorize the prior agreements.

San Donato Milanese (Milan), January 28, 2005